China Digital TV Announces Change to Board of Directors

BEIJING, May 14, 2014 -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems and comprehensive services to China's expanding digital television market, announced that the Company has accepted the resignation of Mr. Andrew Y. Yan from the Board of Directors, effective April 29, 2014.

"I would like to express my gratitude to Mr. Yan for the great contributions he has made to the development of China Digital TV during his tenure of service," commented Jianhua Zhu, China Digital TV's chairman and chief executive officer. "We wish him great success in his future endeavors."

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Investor Contact:

In China:

Nan Hao
Investor Relations Manager
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group
Tel: +86-10-5960-8610
Email: chinadigital@brunswickgroup.com

In the U.S.:

Cindy Zheng
Brunswick Group
Tel: +1-212-333 3810
Email: chinadigital@brunswickgroup.com